SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 26, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

Minutes Of Extraordinary General Shareholders’ Meeting,
Held on July 27, 2005.

Date, Time and Place:
On the 27th of July, 2005, at 9:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”), in Brasília, Distrito Federal, at SIA Sul ASP lote D.

Call and Publications:
Call Notice published pursuant to art. 123 of the Law, in the editions of the days 28th, 29th and 30th of the Diário Oficial da União (Federal Official Gazette) and of the newspapers Correio Braziliense and Valor Econômico.

Presence:
Shareholders representing more than half of the voting capital of the Company, according to the signatures on the Shareholders List of Presence, attached hereto.

Meeting’s Board:
Once the quorum of the present shareholders pursuant to art. 135 of Law 6,404/76 was verified, the Extraordinary General Shareholders’ Meeting was initiated by the legal representative of the shareholder Citigroup Venture Capital International Brazil, L.P., due to the absence of Company’s Executive Officers. Given the absence of the Chairman of the Board of Directors, of the Chief Executive Officer (Diretor-Presidente), as well as all of any other Executive Officer, the majority of the present shareholders, in accordance with article 16 of the Company’s By-laws, appointed Mr. Sergio Ros Brasil Pinto to preside the present Meeting, and invited Mr. Hiram Bandeira Pagano Filho to be the secretary of the Meeting.

Day’s agenda:
(i) Dismissal of the Company’s Board of Directors’ members and election of new members; and (ii) Election of the Chairman and Vice-Chairman of the Board of Directors.

Resolutions:
Preliminarily, the shareholders, by unanimity of votes, resolved to disregard the notice of call cancellation in connection with the present meeting, published in the press on this date, due to its being clearly void, and even because, pursuant to article 15 of the Company’s By-laws, the call, and therefore the call cancellation, of general meetings are in the exclusive power of the Board of Directors, which has neither got together nor has been called to analyze the matter, as informed by Mr. Fabio de Oliveira Moser, member of the Board of Directors present at this Meeting.

Still preliminarily, it is registered that the shareholder Citigroup Venture Capital International Brazil, L.P. is representing the shareholder Solpart Participações S.A. and exercising the voting right on its behalf, pursuant to the power of attorney granted by clause 4.3 of the Vote Agreement, entered into on September 16, 2003, combined with clause 4.2 and the last “whereas” of the same instrument, in view of the vote instruction resolved in Invitel S.A.’s Prior Meetings held on July 22 and 25, 2005, under the Shareholders Agreement of that company, whose compliance is mandatory, once informed to the Company.

The shareholder CVC Fund informed everyone that it has waived its right to vote with the shares of the other parties of the referred agreement, since Solpart S.A.’s shares are sufficient to implement the above-mentioned vote instruction. Before initiating the examination of the day’s agenda, the shareholders approved, by unanimity of votes, that the Minutes of this General Shareholders’ Meeting would be drafted in summarized form, pursuant to art. 130, § 1°, of the Corporations’ Law, the presentation of votes and protests being allowed, which shall be received by the Meeting’s Board and filed at the Company’s headquarters.

The President of the Meeting’s Board registered the receipt of the vote instruction approved in the above-mentioned Invitel S.A.’s Prior Meetings. Once this registration was concluded, the President moved on to item (i) of the Day’s Agenda, that deals with the dismissal of the members of the Company’s Board of Directors and the election of their alternates. The shareholders, by unanimity of votes, resolved to remove the following effective and alternate members of the Board of Directors: Luis Octavio Carvalho da Moita Veiga (effective member), Maria Amalia Delfim de Melo Coutrim (alternate member), Verônica Valente Dantas (effective member), Danielle Silbergleid Ninio (alternate member), Carlos Bernardo Torres Rodenburg (effective member), Daniela Maluf Pfeiffer (alternate member), Arthur Joaquim de Carvalho (effective member) and Rodrigo Bhering Andrade (alternate member).

Subsequently, also by unanimity of votes, the following individuals were appointed to replace those currently being dismissed and to complement their relevant offices: Effective Members: Sergio Spinelli Silva Jr., Brazilian, married, lawyer, registered before the OAB/SP under N. 111.237, registered before the Federal Revenue Service under CPF/MF N. 111.888.088 -93, with office in the city of São Paulo, State of São Paulo, at Alameda Joaquim Eugênio de Lima n° 447; Pedro Paulo Elejalde de Campos, Brazilian, married under the partial community property regime, engineer and business administrator, bearer of the Identity Card N. 3.006.244.549 SSP/RS and registered before the Federal Revenue Service under CPF/MF N. 264.776.450 -68, resident and domiciled in São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, n° 2.055, 14° andar; Elemér André Surányi, Brazilian, married, economist, bearer of the Identity Card N. 11.621.844 SSP-SP, reg istered before the Federal Revenue Service under CPF/MF N. 114.870.148 -64, resident and domiciled in São Paulo, State of São Paulo, at Alameda Joaquim Eugênio de Lima n° 447; Kevin Michael Altit, Brazilian, married, lawyer, registered before the OAB/RJ under N. 62.437, and registered before the Federal Revenue Service under CPF/MF N. 842.326.847 -00, with office in Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, n° 231, conjuntos 403 e 404. Respective Alternate Members: Renato Carvalho do Nascimento, Brazilian, married under the partial community property regime, engineer, bearer of the Identity Card N. RG n° 4.013.603 SSP/MG and registered before the Federal Revenue Service under CPF/MF N. 633.578.366 -53, with office in São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, n° 2.055, 14° andar; Alberto Ribeiro Güth, Brazilian, divorced, engineer, bearer of the Identity Card N. 4.047.152 IFP/RJ and registered before the Fed eral Revenue Service under CPF/MF N. 759.014.807 -59, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2.201 , Botafogo; Marcel Cecchi Vieira, Brazilian, married, engineer, bearer of the Identity Card N. 20.653.675 -5 SSP/SP and registered before the Federal Revenue Service under CPF/MF N. 143.917.738 -48, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 2055, 14° andar, CEP 01452-001; Paulo A. Caldeira, Brazilian, married, business administrator, resident and domiciled at 399 Park Avenue, 14th Floor, 10022, NY-NY, United States of America, registered before the Federal Revenue Service under CPF/MF N. 237.795.780 -34.

For the purposes of what is provided for in CVM Instruction N. 367 (Instrução CVM n° 367), of May 29, 2002, the President registered the receipt of the résumés of the individuals appointed above to compose BTP’s Board of Directors. With regard to item (ii) of the day’s agenda, Messrs. Sergío Spinelli Silva Jr. and Pedro Paulo Elejalde de Campos, were respectively designated as Chairman and Vice-Chariman of the Board of Directors.

This resolution was made by the unanimity of the present shareholders. It is further recorded that the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fábio de Oliveira Moser abstained from voting in all the resolutions included in the day’s agenda.

Closing:
There being nothing else to be discussed, the meeting was closed by the President and these Minutes were drafted, which, once read and considered correct, were signed by all the present Shareholders, by the Meeting’s President and Secretary. The publication of the minutes without the signature of the present shareholders has been authorized.

Brasília, July 27, 2005.

Sergio Ros Brasil Pinto	Hiram Bandeira Pagano Filho
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer